Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Lisa Jensen Vice President, Global Public Relations Blizzard Entertainment 949.854.6200 dir 949.854.7900 fax ljensen@blizzard.com	Wu Wei PR Manager, NetEase 020-85106308 wuwei@corp.netease.com

OPEN BETA TESTING FOR STARCRAFT® II BEGINS IN MAINLAND CHINA

SHANGHAI, China — March 29, 2011 — Blizzard Entertainment, Inc. and NetEase.com, Inc. (NASDAQ: NTES) announced today that the open beta test for Blizzard Entertainment’s StarCraft® II has begun in mainland China. During the open beta test, players will be able to experience the intense strategic gameplay of StarCraft II’s multiplayer modes for free.

Gamers who would like to participate and who haven’t already created a Battle.net® account or downloaded the StarCraft II client can do so by visiting the official Battle.net website (www.battlenet.com.cn). Once the game is installed, players can run the client to automatically update to the latest version of the game and begin playing.

The open beta test for StarCraft II is scheduled to end on April 6, 2011 at 00:00 (Beijing time), at which time commercial operation of StarCraft II will begin. Players will be able to purchase game time in 30-day increments for a suggested retail price of RMB20, which provides full access to the game’s unparalleled multiplayer play and epic single-player campaign through Battle.net, the premier community destination and online-gaming platform for players of Blizzard games.

“We’ve worked hard to make StarCraft II the ultimate competitive real-time strategy game, and we’re excited that players in mainland China are now able to experience it for themselves,

along with Battle.net’s advanced matchmaking and social features,” said Mike Morhaime, CEO and cofounder of Blizzard Entertainment. “We’re confident that Chinese players will have a great time playing StarCraft II, and we look forward to hearing what they think.”

William Ding, Chief Executive Officer of NetEase said, “Over the past several months, we have been working closely with Blizzard Entertainment to finish our preparations for the launch of StarCraft II in China. We are looking forward to providing high-quality service and support to Chinese players, ensuring they have a great experience with StarCraft II.”

StarCraft II is the sequel to Blizzard Entertainment’s 1998 blockbuster hit StarCraft, which has been hailed by players and critics worldwide as one of the top real-time strategy games of all time. Sporting a vibrant 3D-graphics engine, StarCraft II once again centers on the clash between the protoss, terrans, and zerg, with each side deploying legions of veteran, upgraded, and new unit types. StarCraft II also features a powerful map editor that allows players to create and share custom maps. Unparalleled online play for StarCraft II is available through a new version of Battle.net, Blizzard Entertainment’s world-renowned gaming service. Battle.net has been redesigned from the ground up to be the premier online gaming destination for players of Blizzard games, with several enhancements and new features, such as voice communication, leagues and ladders, achievements, stat-tracking, and much more.

For more information on StarCraft II, please visit the official Chinese website at www.starcraft2.com.cn.

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About Blizzard Entertainment, Inc.

Best known for blockbuster hits including World of Warcraft® and the Warcraft®, StarCraft®, and Diablo® franchises, Blizzard Entertainment, Inc. (www.blizzard.com), a division of Activision Blizzard (NASDAQ: ATVI), is a premier developer and publisher of entertainment software renowned for creating some of the industry’s most critically acclaimed games. Blizzard Entertainment’s track record includes thirteen #1-selling games and multiple Game of the Year awards. The company’s online-gaming service, Battle.net®, is one of the largest in the world, with millions of active players.

About NetEase.com Inc.

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China.  NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates.  In particular, NetEase provides online game services to Internet users through its in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II and III, Tianxia II, Heroes of Tang Dynasty and Datang, as well as the licensed game, Blizzard Entertainment’s World of Warcraft and StarCraft II.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves Blizzard Entertainment’s and NetEase’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Blizzard Entertainment and NetEase generally use words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming” and similar expressions to identify forward-looking statements. Factors that could cause Blizzard Entertainment’s and/or NetEase’s actual future results to differ materially from those expressed in the forward-looking statements set forth in this release include, but are not limited to, sales levels of Blizzard Entertainment’s titles, receptiveness of Chinese players to StarCraft II and the results of the planned open beta test, shifts in consumer spending trends, the impact of the current macroeconomic environment, the seasonal and cyclical nature of the interactive game market, the risk that Shanghai EaseNet will not be able to operate StarCraft II, World of Warcraft or other games licensed by it from Blizzard Entertainment for a period of time or permanently due to possible governmental actions, the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties, the risk that changes in Chinese government regulation of the online game market may limit future growth of Blizzard’s or NetEase’s revenue in China or cause revenue to decline; industry competition and competition from other forms of entertainment, rapid changes in technology, industry standards and consumer preferences, including interest in specific genres such as real-time strategy, action—role-playing and massively multiplayer online games, protection of proprietary rights, litigation against Blizzard Entertainment and/or NetEase, maintenance of relationships with key personnel, customers, licensees, licensors, vendors and third-party developers, including the ability to attract, retain and develop key personnel and developers who can create high quality “hit” titles, counterparty risks relating to customers, licensees, licensors and manufacturers, domestic and international economic, financial and political conditions and policies, foreign exchange rates and tax rates, and the identification of suitable future acquisition opportunities, and the other factors identified in the risk factors section of Activision Blizzard’s most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q and of NetEase’s most recent annual report on Form 20-F and other filings and submissions with the U.S. Securities and Exchange Commission. The forward-looking statements in this release are based upon information available to Blizzard Entertainment, Activision Blizzard and NetEase, as the case may be, as of the date of this release, and none of such parties assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Blizzard Entertainment, Activision Blizzard or NetEase and are subject to risks, uncertainties and other factors, some of which are beyond their respective control and may cause actual results to differ materially from current expectations.